News Release

CONTACTS

St. Jude Medical	AGA Medical
J.C. Weigelt	Rachel Ellingson
Tel 651 756 4347	Tel 763 531 3018
Email jweigelt@sjm.com	Email rellingson@amplatzer.com

Filed by St. Jude Medical, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, As Amended

Subject Company: AGA Medical Holdings, Inc.

Commission File No 001-34494

St. Jude Medical, Inc. Announces Exchange Rate for Acquisition of AGA Medical Holdings, Inc.

ST. PAUL, Minn. — November 16, 2010 — St. Jude Medical, Inc. (“St. Jude Medical”) (NYSE: STJ) today announced its determination pursuant to its previously-announced exchange offer to acquire all of the outstanding shares of AGA Medical Holdings, Inc. (“AGA Medical”) (NASDAQ: AGAM) that St. Jude Medical will exchange 0.540 of a share of St. Jude Medical common stock for each share of common stock of AGA Medical that is tendered pursuant to an election for stock consideration, subject to proration. This exchange rate is based on the expectation that St. Jude Medical will first accept shares of AGA Medical common stock for exchange pursuant to the previously-announced exchange offer at 12:00 midnight New York City time on the evening of November 17, 2010, the initial expiration date of the exchange offer, as described in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by St. Jude Medical on October 20, 2010 and amended on November 9, 2010 and November 15, 2010 (as amended, the “Registration Statement”).

On October 15, 2010, St. Jude Medical entered into an agreement and plan of merger and reorganization with AGA Medical (the “Merger Agreement”), providing for a wholly-owned subsidiary of St. Jude Medical to acquire all of the outstanding shares of AGA Medical common stock by means of an exchange offer and subsequent merger. In the exchange offer, St. Jude Medical, through its indirect wholly-owned subsidiary, Asteroid Subsidiary Corporation, is offering to exchange either $20.80 in cash or a fraction of a share of St. Jude Medical common stock for each share of AGA Medical common stock that is validly tendered and not withdrawn, subject to adjustment and proration as provided in the Merger Agreement and described in the Registration Statement.

The exchange rate announced today has been calculated by dividing $20.80 by $38.54, which is the volume weighted average of the daily closing prices of St. Jude Medical common stock on the New York Stock Exchange for the ten trading days that ended at 4:00 p.m. EST on November 15, 2010, the second trading day prior to the expected expiration date of the exchange offer. St. Jude Medical refers to this as the exchange rate. For purposes of calculating the exchange rate, the trading volume of St. Jude Medical common stock is based on the consolidated trading volume across all U.S. exchanges. This consolidated trading volume is reported for St. Jude Medical on bloomberg.com under “Volume.”

Subject to the terms of the Merger Agreement, St. Jude Medical shall extend the exchange offer if any of the conditions to the exchange offer has not been satisfied or waived. St. Jude Medical may extend the exchange offer if and to the extent required by the SEC, NASDAQ or the NYSE, or any other applicable law. St. Jude Medical also may extend the exchange offer once if all of the conditions to the exchange offer have been satisfied or waived, but less than 90 percent of the shares of AGA Medical common stock on a fully diluted basis have been tendered. If the exchange offer is extended, St. Jude Medical will recalculate the exchange rate based on the later date on which St. Jude Medical will first accept shares of AGA Medical common stock for exchange pursuant to the exchange offer and will announce the new exchange rate by issuing a press release.

About AGA Medical

AGA Medical Holdings, Inc., based in Plymouth, Minn., is a leading innovator and manufacturer of medical devices for the treatment of structural heart defects and vascular abnormalities. AGA Medical’s AMPLATZER® occlusion devices offer minimally invasive transcatheter treatments that have been clinically proven to be safe and highly effective in defect closure. AGA Medical is the only manufacturer with occlusion devices approved to close seven different structural heart defects, with leading market positions for each of its devices. For more information, please visit www.amplatzer.com.

About St. Jude Medical

St. Jude Medical, Inc. develops medical technology and services that focus on putting more control into the hands of those who treat cardiac, neurological and chronic pain patients worldwide. The company is dedicated to advancing the practice of medicine by reducing risk wherever possible and contributing to successful outcomes for every patient. St. Jude Medical is headquartered in St. Paul, Minn. and has four major focus areas that include cardiac rhythm management, atrial fibrillation, cardiovascular and neuromodulation. For more information, please visit www.sjm.com.

Forward-Looking Statements

This news release contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include the expected exchange rate applicable in the transaction between St. Jude Medical and AGA Medical. The statements in this release are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the failure to satisfy the conditions to complete the exchange offer, which may result in an extension of the exchange offer and recalculation of the exchange rate, and failure to satisfy the other transactions contemplated by the Merger Agreement, including: the tender of a majority of the outstanding shares of the common stock of AGA Medical; the occurrence of any event, change or other circumstance that could give rise to termination of the Merger Agreement; delays relating to the exchange offer or the failure of the exchange offer to close for any other reason; and other factors beyond the companies’ control as well as the risk factors and other cautionary statements described in St. Jude Medical’s filings with the SEC. Please refer to the Risk Factors section of the Registration Statement for a further list and description of additional business risks, uncertainties, and other factors that may affect these statements. All subsequent written and oral forward-looking statements attributable to St. Jude Medical or AGA Medical or any person acting on their behalf are qualified by the cautionary statements in this section.

Important Additional Information

This press release does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of AGA Medical, nor is it a substitute for the Registration Statement and tender offer materials that St. Jude Medical filed with the Securities and Exchange Commission (“SEC”) on October 20, 2010, each as amended.

Investors and security holders of AGA Medical are urged to read the tender offer statement on Schedule TO, amended October 29, 2010, November 9, 2010, November 12, 2010 and November 15, 2010 (as amended, the “Schedule TO”), the Registration Statement, and the solicitation/recommendation statement filed by AGA Medical on Schedule 14D-9, amended October 29, 2010, November 8, 2010, November 12, 2010 and November 15, 2010 (as amended, the “Schedule 14D-9”). The tender offer materials (including an offer to purchase, letter of transmittal and related tender offer documents), the Registration Statement and the Schedule 14D-9 contain important information which should be read carefully before any decisions are made with respect to the Offer.

In addition to the Schedule TO, the Schedule 14D-9 and the Registration Statement described above, AGA Medical and St. Jude Medical file annual, quarterly and current reports, proxy statements and other information with the SEC. The Schedule TO, the Schedule 14D-9, the Registration Statement and any other relevant materials, and any other documents filed with the SEC by AGA Medical or St. Jude Medical, are available without charge at the SEC’s website at www.sec.gov, or from the companies’ websites, at www.amplatzer.com and www.sjm.com, respectively

Free copies of the exchange offer materials (including the Registration Statement and the Schedule TO) are also available on St. Jude Medical’s website at www.sjm.com and copies of the Schedule 14D-9 are available on AGA Medical’s website at www.amplatzer.com. Copies of the exchange offer materials (including the Registration Statement and the Schedule TO) may also be obtained free of charge from Georgeson Inc., the information agent for the exchange offer, by calling, toll-free, (877) 278-4774 (brokers and bankers, call (212) 440-9800).

Neither St. Jude Medical nor AGA Medical is asking for your vote or soliciting proxies in connection with the transaction at this time. Upon consummation of the exchange offer, St. Jude Medical and AGA Medical may seek votes or proxies in connection with the proposed back-end merger from holders of AGA Medical shares not tendered in the exchange offer. AGA Medical, St. Jude Medical and their respective officers and directors may be therefore deemed to be participants in the solicitation of proxies from AGA Medical’s stockholders in connection with the proposed merger. A description of certain interests of the directors and executive officers of AGA Medical is set forth in AGA Medical’s proxy statement for its 2010 annual meeting, which was filed with the SEC on April 29, 2010. A description of certain interests of the directors and executive officers of St. Jude Medical is set forth in St. Jude Medical’s proxy statement for its 2010 annual meeting, which was filed with the SEC on March 23, 2010. Additional information regarding the interests of such potential participants is included in the Registration Statement and other relevant documents filed with the SEC in connection with the exchange offer and merger.